

June 8, 2010

Jeffrey I. Friedman
Chief Executive Officer
Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, OH 44143

Re: Associated Estates Realty Corporation
Proxy Statement on Schedule 14A
Filed April 2, 2010
File No. 001-12486

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A, filed April 2, 2010

Elements of the Executive Compensation Program, page 14

1.   We note your response to comment 2 of our letter dated May 18, 2010 that the compensation committee met quarterly to review management's performance on an absolute and relative basis and compared actual performance with the approved budget. Even if you did not set specific targets, how you considered quantitative achievements should be discussed. Please provide us with a discussion of the actual performance measures considered, on an absolute and relative basis, and the review and comparison of such performance with the approved budget. Provide the relevant figures associated with such considerations. Please provide similar disclosure, as applicable, in future filings.

Long-Term Incentives, page 15

2.   We note your response to comment 3 that same property NOI was greater than the approved budget amount and that both interest coverage and fixed charge coverage ratios improved warranting the 110% award. Please quantify the noted improvements and provide similar disclosure, as applicable, in future filings.

*   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

                                Sincerely,

                                Duc Dang
                                Attorney-Advisor

cc: Suzanne K. Hanselman
        Baker and Hostetler LLP
        Via Facsimile: (216) 696-0740